# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International General Insurance Holdings Ltd., CIK 0001794338
CUSIP: G4809J106
Title of class of securities: Common Shares $0.01 par value
Address of issuer's principal executive offices: 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman, Jordan (M2), 11194
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0001804426
Persons authorized to receive notices and communications: Michael Levitt, Esq., Freshfields US LLP, 3 World Trade Center, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Wasef Jabsheh (CIK 0001804426): type of reporting person: individual (IN); citizenship or place of organization: Jordan (M2); source of funds: personal funds (PF); sole voting power 240,550; shared voting power 14,315,581; sole dispositive power 132,678; shared dispositive power 14,315,581; aggregate amount beneficially owned 14,556,131 (33.98% of the class)
  Comment: * Of the total amount of common shares, par value $0.01 per share ("Common Shares"), of International General Insurance Holdings Ltd. (the "Issuer"), which Mr. Jabsheh beneficially owns, (1) he has the present sole right to vote 240,550 Common Shares, (2) he has the present sole right to dispose of 132,678 of these Common Shares, (3) he has the present shared right to vote 14,315,581 Common Shares and (4) he has the present shared right to dispose of 14,315,581 of the Common Shares. Of the total amount of Common Shares Mr. Jabsheh beneficially owns, 98.35% are held of record by W. Jabsheh Investment Co. Ltd., a corporation organized under the laws of the British Virgin Islands ("W. Jabsheh Investment Co. Ltd." and, together with Wasef Jabsheh, the "Reporting Persons" and, each individually, a "Reporting Person") and controlled by Mr. Jabsheh, as further described below.
  
  ** Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon 42,842,216 Common Shares of the Issuer outstanding as of December 31, 2025 as reported on the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2026.
- W. Jabsheh Investment Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 14,315,581; sole dispositive power 0; shared dispositive power 14,315,581; aggregate amount beneficially owned 14,315,581 (33.41% of the class)
  Comment: * Of the total amount of Common Shares which W. Jabsheh Investment Co. Ltd. beneficially owns, (1) it has the present shared right to vote 14,315,581 Common Shares and (2) it has the present shared right to dispose of 14,315,581 of the Common Shares. Of the total amount of Common Shares W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh, as further described below.
  
  ** Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon 42,842,216 Common Shares of the Issuer outstanding as of December 31, 2025 as reported on the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares $0.01 par value
Name of issuer: International General Insurance Holdings Ltd.
Address of issuer's principal executive offices: 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman, Jordan (M2), 11194
Comment:
This Amendment No. 11 (this "Amendment No. 11") amends and supplements certain information in the Schedule 13D, filed with the SEC on March 27, 2020 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 29, 2020 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed with the SEC on January 12, 2022 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2023 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed with the SEC on March 17, 2023 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed with the SEC on July 7, 2023 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed with the SEC on July 28, 2023 ("Amendment No. 6"), Amendment No. 7 to the Schedule 13D filed with the SEC on September 26, 2023 ("Amendment No. 7"), Amendment No. 8 to the Schedule 13D filed with the SEC on December 15, 2023 ("Amendment No. 8"), Amendment No. 9 to the Schedule 13D filed with the SEC on May 29, 2024 ("Amendment No. 9"), and Amendment No. 10 to the Schedule 13D filed with the SEC on August 11, 2025 ("Amendment No. 10" and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and this Amendment No. 11, the "Schedule 13D") by Wasef Jabsheh.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented to include the following:

"On February 23, 2026, the Issuer granted to the Reporting Person a restricted stock award of 47,500 Common Shares (the "2026 Restricted Shares"). Of the 2026 Restricted Shares, 15,833 Common Shares will vest on January 2, 2027, 15,833 Common Shares will vest on January 2, 2028 and 15,834 Common Shares will vest on January 2, 2029. The Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested 2026 Restricted Shares beneficially owned by the Reporting Person."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

"(a) As of March 18, 2026, Mr. Jabsheh beneficially owned 14,556,131 Common Shares, consisting of (i) 14,315,581 Common Shares, with respect to which Mr. Jabsheh has the shared right to vote and dispose of, (ii) 132,678 Common Shares, with respect to which Mr. Jabsheh has the sole right to vote and dispose of and (iii) 107,872 unvested Restricted Shares, of which 60,974 Restricted Shares vest on January 2, 2027, 31,064 Restricted Shares vest on January 2, 2028, and 15,834 Restricted Shares vest on January 2, 2029, which Mr. Jabsheh is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 14,556,131 Common Shares beneficially owned by Mr. Jabsheh represented approximately 33.98% of the Common Shares of the Issuer.

As of March 18, 2026, W. Jabsheh Investment Co. Ltd. beneficially owned 14,315,581 Common Shares, with respect to which W. Jabsheh Investment Co. Ltd. has the shared right to vote and dispose of. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 14,315,581 Common Shares beneficially owned by W. Jabsheh Investment Co. Ltd. represented approximately 33.41% of the Common Shares of the Issuer. Of the total amount of Common Shares and Warrants W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of March 18, 2026, Wasef Jabsheh has:

- sole power to vote or direct the vote of 240,550 Common Shares;

- shared power to vote or direct the vote of 14,315,581 Common Shares;

- sole power to dispose or direct the disposition of 132,678 Common Shares; and

- shared power to dispose or direct the disposition of 14,315,581 Common Shares.

As of March 18, 2026, W. Jabsheh Investment Co. Ltd. has:

- sole power to vote or direct the vote of 0 Common Shares;

- shared power to vote or direct the vote of 14,315,581 Common Shares;

- sole power to dispose or direct the disposition of 0 Common Shares; and

- shared power to dispose or direct the disposition of 14,315,581 Common Shares.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 above, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The text under the heading "Restricted Share Awards" in Item 6 of the Original 13D is amended and supplemented to include the following:

"Mr. Wasef Jabsheh is party to an award agreement with the Issuer with respect to 47,500 Restricted Shares owned beneficially by Mr. Jabsheh (the "2026 Restricted Share Agreement"). These Restricted Shares were awarded to Mr. Jabsheh as compensation for his services as Executive Chairman of the Board of the Issuer. The 2026 Restricted Share Agreement is attached hereto as Exhibit 99.11."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is hereby amended and supplemented by adding the following:

99.11 Restricted Share Agreement between International General Insurance Holding Ltd. and Wasef Jabsheh dated as of February 23, 2026

## Signatures
- Wasef Jabsheh: /s/ Wasef Jabsheh, Wasef Jabsheh (03/24/2026)
- W. Jabsheh Investment Co. Ltd.: /s/ Wasef Jabsheh, Wasef Jabsheh/Director (03/24/2026)